Exhibit (d)(3)

Execution Version

LIMITED GUARANTY

LIMITED GUARANTY, dated as of October 16, 2017 (this “Limited Guaranty”), by GSO Diamond Portfolio Fund LP, a Delaware limited partnership (“Limited Guarantor”), in favor of NewStar Financial, Inc., a Delaware corporation (the “Guaranteed Party”). Reference is hereby made to the Asset Purchase Agreement (as it may be amended or otherwise modified from time to time, the “Asset Purchase Agreement”), dated as of the date hereof, by and between the Guaranteed Party and GSO Diamond Portfolio Holdco LLC a Delaware limited liability company (“Buyer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Asset Purchase Agreement.

1.    Limited Guaranty. To induce the Guaranteed Party to enter into the Asset Purchase Agreement, the Limited Guarantor absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party the due, punctual and faithful payment by Buyer if and when due to pay (when and to the extent payable under the Asset Purchase Agreement and subject to the terms and conditions set forth therein): (a) the Buyer Termination Fee to the extent such payment obligation is due and payable by Buyer pursuant to the terms and conditions of Section 7.2(b) of the Asset Purchase Agreement and subject to the limitations on liability set forth in Sections 7.2(f), 7.2(g), 7.2(h) and 8.14 of the Asset Purchase Agreement, (b) any reimbursement obligations under Section 5.13(b) of the Asset Purchase Agreement to the extent such payment obligation is due and payable by Buyer pursuant to the terms and conditions of the Asset Purchase Agreement and (c) if the Buyer Termination Fee is not payable, all money damages that may be owed to the Company, subject to the limitations on liability set forth in the Asset Purchase Agreement and in no event greater than the amount of the Buyer Termination Fee (clauses (a), (b) and (c), collectively, the “Guaranteed Obligation”). Further, the Guaranteed Party hereby agrees that, to the extent the Buyer is relieved of all or any portion of the Guaranteed Obligation by the satisfaction thereof, pursuant to any written agreement with the Guaranteed Party or by actual payment in cash to the Guaranteed Party (any amount so relieved, the “Reduction Amount”), the Guaranteed Obligation shall be reduced by an amount equal to the Reduction Amount. All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

2.    Nature of Limited Guaranty. The Guaranteed Party shall not be obligated to file any claim relating to the Guaranteed Obligation in the event that the Buyer becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect Limited Guarantor’s obligations hereunder. In the event that any payment to the Guaranteed Party in respect of the Guaranteed Obligation is rescinded or must otherwise be returned for any reason whatsoever, Limited Guarantor shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment had not been made. This Limited Guaranty is an unconditional and continuing guaranty of payment and not merely of collectability, and a separate action or actions may be brought and prosecuted against Limited Guarantor to enforce this Limited Guaranty, irrespective of whether any action is brought against the Buyer or any other person or whether the Buyer or any other person is joined in any such action or actions. Limited Guarantor reserves the right to assert only those defenses which the Buyer may have under the Asset Purchase Agreement to payment of the Guaranteed Obligation in accordance with the terms and conditions of the Asset Purchase Agreement. Subject to the immediately preceding sentence, for the avoidance of doubt, Limited Guarantor shall not be permitted to assert any defenses which the Buyer may not assert as defenses to payment of the Guaranteed Obligation in accordance with the terms and conditions of the Asset Purchase Agreement (other than any defenses Limited Guarantor may have under the last sentence of Section 8 of this letter agreement).

3.    Changes in Obligations; Certain Waivers.

(a)    Limited Guarantor agrees that the Guaranteed Party may at any time and from time to time, without notice to or further consent of Limited Guarantor, extend the time of payment of the Guaranteed Obligation, and may also make any agreement with the Buyer for the creation, extension, renewal, accrual, payment, compromise, modification, amendment, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and the Buyer without in any way impairing or affecting this Limited Guaranty. Subject to the other terms and conditions set forth herein, Limited Guarantor agrees that the obligations of Limited Guarantor hereunder shall not be released or discharged, in whole or in part, or otherwise affected by, and Limited Guarantor hereby expressly waives to the fullest extent permitted by Law any defense now or in the future arising by reason of:

(i)    the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against the Buyer or any other entity or person interested in the transactions contemplated by the Asset Purchase Agreement (including the Financing contemplated thereby) or the Merger Agreement;

(ii)    any change in the time, place, manner or terms of payment of any of the Guaranteed Obligation or any rescission, waiver, compromise, consolidation or any change or extension of the time of payment or performance of, renewal or alteration of the Guaranteed Obligation, any liability incurred directly or indirectly in respect thereof, or other amendment or modification or waiver of or consent to any departure from any of the terms or provisions of the Asset Purchase Agreement (including the Financing contemplated thereby) or the Merger Agreement, so long as, in the case of any amendment or modification of, or waiver by the Buyer of the Guarantee Obligations, the prior written consent of Limited Guarantor is obtained for any such modification, amendment or waiver;

(iii)    the addition, substitution or release of any other entity or person interested in the transactions contemplated by the Asset Purchase Agreement (including the Financing contemplated thereby) or the Merger Agreement;

(iv)    any change in the corporate existence, structure or ownership of the Buyer or any other entity or person interested in the transactions contemplated by the Asset Purchase Agreement (including the Financing contemplated thereby) or the Merger Agreement;

(v)    any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Buyer or any other entity or person interested in the transactions contemplated by the Asset Purchase Agreement (including the Financing contemplated thereby) or the Merger Agreement;

(vi)    the adequacy of any other means the Guaranteed Party may have of obtaining payment of the Guaranteed Obligations; or

(vii)    the value, genuineness, validity, regularity, illegality or enforceability of the Asset Purchase Agreement, the Merger Agreement or this Limited Guarantee, in each case in accordance with its terms.

(b)    To the fullest extent permitted by Law, Limited Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. Limited Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guaranty and of the Guaranteed Obligation, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Guaranteed Obligation incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of the Buyer or any other entity or other person interested in the transactions contemplated by the Asset Purchase Agreement, and all suretyship defenses generally. Limited Guarantor further expressly waives the benefit of any and all statutes of limitation, to the fullest extent permitted by applicable Law. Limited Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Asset Purchase Agreement and that the waivers set forth in this Limited Guaranty are knowingly made in contemplation of such benefits. The Limited Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, in any proceeding asserting that this Limited Guaranty is illegal, invalid or unenforceable in accordance with its terms except to the extent expressly contemplated by the terms of this letter agreement.

4.    No Waiver; Cumulative Rights.

(a)    No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder.

(b)    Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party, at any time or from time to time. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against the Buyer or any other person now or hereafter liable for the Guaranteed Obligation or interested in the transactions contemplated by the Asset Purchase Agreement prior to proceeding against Limited Guarantor hereunder, and the failure by the Guaranteed to pursue rights or remedies against the Buyer shall not relieve Limited Guarantor of any liability hereunder, and shall not impair or affect the rights and the remedies, whether express, implied or available as a matter of Law, of the Guaranteed Party.

5.    Representations and Warranties; Covenants. Limited Guarantor hereby represents and warrants to the Guaranteed Party that:

(a)    it is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of the jurisdiction of its organization;

(b)    it has all necessary limited partnership power and authority to execute, deliver and perform this Limited Guaranty;

(c)    the execution, delivery and performance by Limited Guarantor of this Limited Guaranty has been duly authorized by all necessary action by Limited Guarantor and does not contravene any provision of Limited Guarantor’s organizational documents or any applicable Law;

(d)    all consents, approvals, authorizations and permits of, filings with and notifications to, any Governmental Entity necessary for the due execution, delivery and performance of this Limited Guaranty by Limited Guarantor has been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Entity by Limited Guarantor is required in connection with the execution, delivery or performance of this Limited Guaranty by Limited Guarantor, except as would not prevent Limited Guarantor from performing its obligations hereunder; and

(e)    this Limited Guaranty has been duly executed and delivered by Limited Guarantor and, assuming the due execution and delivery of this Limited Guaranty by the Guaranteed Party, this Limited Guaranty constitutes a legal, valid and binding obligation of Limited Guarantor, enforceable against Limited Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

GSO Diamond Portfolio Associates LLC, as the general partner of the Limited Guarantor and any feeder funds thereof, hereby agrees that, promptly following the date of this Limited Guarantee, it shall call capital from the limited partners of the Limited Guarantor and any feeder funds thereof in an aggregate amount equal to the Buyer Termination Fee plus $5 million, and upon receipt of such funds from the limited partners of the Limited Guarantor and any feeder funds of the Limited Guarantor, the Limited Guarantor shall (and GSO Diamond Portfolio Associates LLC, as the general partner of the Limited Guarantor, shall cause the Limited Guarantor to) promptly deposit (or cause to be deposited) all such funds in an account with the Depositary Bank, and the Limited Guarantor shall hold (and release) such funds in accordance with the terms of the Control Agreement (if then in effect) and the Asset Purchase Agreement.

6.    Assignment. This Limited Guaranty and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party hereto may assign, delegate or otherwise transfer any of its rights or obligations under this Limited Guaranty without the prior written consent of the other parties hereto.

7.    Notices. All notices, requests and other communications required by or permitted to any party under this Limited Guaranty will be effective if in writing and (i) delivered personally, (ii) sent by email, (iii) sent by nationally recognized overnight courier, or (iv) sent by registered or certified mail, postage prepaid, in each case to the following addresses:

If to Limited Guarantor, to:

GSO Diamond Portfolio Fund LP
345 Park Avenue
New York, NY 10154
Attention:	Dan Smith and Brad Colman
Email:	dan.smith@gsocap.com
brad.colman@gsocap.com

with a copy to (which shall not constitute notice):

Sidley Austin LLP
One South Dearborn
Attention:	Sean M. Carney
Mark D. Werner
Scott R. Williams
Email:	mwerner@sidley.com
scarney@sidley.com
swilliams@sidley.com

If to the Guaranteed Party, to:

NewStar Financial, Inc.
500 Boylston Street, Suite 1250
Boston, MA 02116
Attention:	Robert K. Brown
Email:	rbrown@newstarfin.com

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:	Lee Meyerson
Email:	lmeyerson@stblaw.com

All notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received (evidenced, in the case of email, by the applicable sender not receiving an automated message from the sender’s email server indicating a failure of delivery) prior to 5:00 p.m. in the place of receipt if such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

8.    Continuing Limited Guaranty. This Limited Guaranty shall remain in full force and effect and shall be binding on Limited Guarantor, its successors and assigns until the Guaranteed Obligation payable under this Limited Guaranty has been indefeasibly paid and satisfied in full, and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its successors, transferees and assigns in accordance with Section 14. Notwithstanding the foregoing, this Limited Guaranty shall terminate and Limited Guarantor shall have no further obligations under this Limited Guaranty immediately following the earliest to occur of (a) the payment in full to the Guaranteed Party of the Guaranteed Obligations (including by release of funds from the Deposit Account to the Guaranteed Party), (b) the consummation of the Closing, (c) the termination of the Asset Purchase Agreement in accordance with its terms (other than a termination of the Asset Purchase Agreement in which any Guaranteed Obligations remain or become due and owing by Buyer (any such termination for which any Guaranteed Obligations so remain or become so due and owing, a “Qualifying Termination”)) and (d) the 120th day after a Qualifying Termination unless prior to the 120th day after such Qualifying Termination, the Guaranteed Party shall have commenced a suit, action or other proceeding against Buyer alleging any Guaranteed Obligation is due and owing or against the Guarantor that amounts are due and owing from the Guarantor pursuant to Section 1 of this Limited Guaranty (a “Qualifying Suit”); provided, that if a Qualifying Termination has occurred and a Qualifying Suit is filed prior to the 120th day after a Qualifying Termination, Guarantor shall not have any further liability or obligation under this Limited Guaranty from and after the earliest of (i) the Closing, (ii) a final, non-appealable resolution of such Qualifying Suit determining that either Buyer does not owe any Guaranteed Obligations, (iii) a written agreement among the Limited Guarantor and the Guaranteed Party terminating the obligations and liabilities of the Guarantor pursuant to this Limited Guaranty, and (iv) payment in full of the Buyer Termination Fee (and other Guaranteed Obligations) by the Limited Guarantor or Buyer.

Notwithstanding the foregoing or anything in this Limited Guaranty that may be deemed to the contrary, in the event that the Guaranteed Party or any Guaranteed Related Party (as defined below) asserts in any litigation or other proceeding that the provisions of this Limited Guaranty limiting Limited Guarantor’s liability or any other provisions of this Limited Guaranty are illegal, invalid or unenforceable in whole or in part, or any other theory of liability against any Limited Guarantor Affiliate, other than its rights to recover from Limited Guarantor with respect to the Guaranteed Obligation, under this Limited Guaranty, then, in any such case, (x) the obligations of Limited Guarantor under this Limited Guaranty shall terminate ab initio and be null and void and of no force or effect, (y) if Limited Guarantor has previously made any payments under this Limited Guaranty, it shall be entitled to recover such payments in full, and (z) none of the Buyer, Limited Guarantor or any other Limited Guarantor Affiliate shall have any liability to the Guaranteed Party with respect to this Limited Guaranty and the transactions contemplated hereby, under this Limited Guaranty or otherwise.

9.    No Recourse. Notwithstanding anything that may be expressed or implied in this Limited Guaranty, or in any document or instrument delivered in connection herewith, but subject to the last sentence of this Section 9, by its acceptance of the benefits of this Limited Guaranty, the Guaranteed Party (on its own behalf and on behalf of each of its controlled

Affiliates and its and their directors, officers and employees (each, a “Guaranteed Related Party”) covenants, agrees and acknowledges that no Person (other than Limited Guarantor under this Limited Guaranty) has any obligation hereunder or under the Asset Purchase Agreement or any documents contemplated thereby or in connection with the transactions contemplated hereby or thereby, and that no Person, including the Guaranteed Party or any Guaranteed Related Party, has any right of recovery against, and no recourse under this Limited Guaranty, the Asset Purchase Agreement or under any document or instrument delivered in connection herewith or therewith or any of the transactions contemplated hereby or thereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith, shall be had against, any former, current or future direct or indirect equity holders, controlling Persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, representatives, successors or assignees of the Limited Guarantor or any former, current or future direct or indirect equity holder, controlling Person, director, officer, employee, agent, Affiliate, member, manager, general or limited partner, representative, successor or assignee of any of the foregoing (each, other than Limited Guarantor, Buyer and their respective Subsidiaries, a “Limited Guarantor Affiliate”), whether by the enforcement of any judgment, fine or penalty, or by any legal or equitable Proceeding, or by virtue of any applicable Law, or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Limited Guarantor Affiliate, as such, for any obligation of Limited Guarantor under this Limited Guaranty or the Asset Purchase Agreement or the transactions contemplated hereby or thereby, under any documents or instruments delivered in connection herewith or therewith, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations; provided that nothing in the foregoing, or any other provision of this Limited Guaranty shall in any way limit, impair or preclude the Guaranteed Party’s rights and remedies with respect to Actions (i) against Buyer and its Subsidiaries pursuant to the Asset Purchase Agreement, (ii) against Parent, Asset Buyer and Merger Sub pursuant to the Merger Agreement, (iii) against the Limited Guarantor and the Buyer pursuant to the Fund Commitment Letter, (iv) against the Limited Guarantor (and, solely in respect of Section 5 of this letter agreement, the general partner of the Limited Guarantor) pursuant to this letter agreement and (v) against the limited partners of the Limited Guarantor and the limited partners of any feeder funds of the Limited Guarantor (and the Limited Guarantor, any such feeder fund and the general partner of the Limited Guarantor) pursuant to the Governing Agreements (as defined in the Draw-Down Rights Assignment Agreement) and the Draw-Down Rights Assignment Agreement (clauses (i) through (v), the “Retained Claims”).

10.    Subrogation. Subject to the penultimate sentence of Section 2 hereof, Limited Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against the Buyer with respect to the Guaranteed Obligation that arise from the existence, payment, performance or enforcement of Limited Guarantor’s obligations under or in respect of this Limited Guaranty, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against the Buyer, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from the Buyer, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guaranteed Obligation shall have been performed in full.

11.    Amendments and Waivers. No amendment or waiver of any provision of this Limited Guaranty will be valid and binding unless it is in writing and signed, in the case of an amendment, by (a) Limited Guarantor and (b) the Guaranteed Party, or in the case of waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Limited Guaranty, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

12.    Severability. If any term or other provision of this Limited Guaranty is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Limited Guaranty shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Limited Guaranty so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated herein are fulfilled to the extent possible; provided, that this Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable as provided in Section 1 or the provisions of Sections 1, 3, 8, 9, 15 and 16 hereof.

13.    Headings. The headings contained in this Limited Guaranty are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

14.    Entire Agreement; Third Party Beneficiaries. This Limited Guaranty, the Asset Purchase Agreement, the Merger Agreement, the Draw-Down Rights Assignment Agreement, Subscription Agreement and the Fund Commitment Letter constitute the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Limited Guarantor, the Buyer or any of their respective affiliates on the one hand, and the Guaranteed Party or any of its respective affiliates, on the other hand. This Limited Guaranty is not intended to confer upon any person, other than the parties hereto, any rights or remedies except that the provisions of this Limited Guaranty shall be enforceable by each Limited Guarantor Affiliate to the extent that the provisions hereof expressly refer to such persons.

15.    Governing Law. All matters relating to the interpretation, construction, validity and enforcement of this Limited Guaranty (whether at law, in equity, in contract, in tort, or otherwise) or the performance hereof or the financings contemplated hereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of Delaware.

16.    Jurisdiction; Venue. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware in the event any dispute arises out of this Limited Guaranty or any transactions contemplated by this Limited Guaranty, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any Action relating to this letter agreement or any of the transactions contemplated by this Limited Guaranty, the Asset Purchase Agreement or any agreement contemplated hereby or thereby in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware, (d) waives any objection that it may now or hereafter have to the venue of any such Action in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any federal court located in the State of Delaware or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (e) consents to service being made through the notice procedures set forth in Section 7.

17.    Waiver of Jury Trial. Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any legal proceeding directly or indirectly arising out of, under or in connection with this Limited Guaranty or any transaction contemplated hereby. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other party hereto has been induced to enter into this Limited Guaranty, by, among other things, the mutual waivers and certifications in this Section 17.

18.    Counterparts. This Limited Guaranty may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

19.    Confidentiality. This Limited Guaranty shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Asset Purchase Agreement. This Limited Guaranty may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of each party hereto; provided that any party hereto may disclose the existence and terms of this Limited Guaranty (a) to such Person’s respective officers, directors, employees, advisors, representatives, agents and financing sources, so long as in each case such Persons agree or have agreed to keep such information confidential, (b) to the extent required by applicable Law, provided that to the extent reasonably practicable under the circumstances and permitted by applicable Law, the Person required to make such disclosure shall give the owner of the confidential information prior notice of such disclosure and cooperate with the owner in seeking confidential treatment for such disclosure or (c) in connection with any proceeding in connection with any Retained Claim.

[Signature page follows]

IN WITNESS WHEREOF. Limited Guarantor has caused this Limited Guaranty to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

GSO DIAMOND PORTFOLIO FUND LP

By:	GSO Diamond Portfolio Associates LLC,
its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Soley for purposes of Section 5:

GSO DIAMOND PORTFOLIO ASSOCIATES LLC

By:	GSO Holdings III L.L.C., its managing
member

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Accepted and Agreed to:

NewStar Financial, Inc.

By:	/s/ Timothy J. Conway
Name:	Timothy J. Conway
Title:	Chief Executive Officer

Signature Page to Limited Guaranty